EXHIBIT 21.01

SOUTHWEST GAS CORPORATION

LIST OF SUBSIDIARIES OF THE REGISTRANT

AT DECEMBER 31, 2015

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE

Carson Water Company	Nevada
Centuri Construction Group, Inc.	Nevada
Vistus Construction Group, Inc.	Nevada
NPL Construction Co.	Nevada
Brigadier Pipelines Inc.	Delaware
Canyon Pipeline Construction Inc.	Nevada
Lynxus Construction Group Inc.	Ontario, Canada
Link-Line Contractors Ltd.	Ontario, Canada
2018429 Ontario Ltd.	Ontario, Canada
W.S. Nicholls Construction Inc.	Ontario, Canada
W.S. Nicholls Industries Inc.	Ontario, Canada
Paiute Pipeline Company	Nevada
Southwest Gas Transmission Company	Limited partnership between Southwest Gas Corporation and Utility Financial Corp.
Southwest Gas Capital III, IV	Delaware
Utility Financial Corp.	Nevada
The Southwest Companies	Nevada